July 7, 2014

Via EDGAR Transmission

Mrs. Linda Cvrkel
Transportation and Leisure Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      Gol Intelligent Airlines, Inc.

Form 20-F for the year ended December 31, 2013

Filed April 28, 2014

File No. 001-32221

Response to Staff Comment Letter dated June 20, 2014

Dear Mrs. Cvrkel:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on June 20, 2014, concerning the Company’s annual report on Form 20-F filed on April 28, 2014 (the “2013 Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 9 and have provided responses immediately below such comments.

SEC Comment No. 1.

Item 5. Operating  and Financial Review  and Prospects, page  44

Results of Operations, page  52

1)      Please revise to discuss and analyze your results of operations by the operating segments disclosed in note 27 to the financial statements.  For example, please discuss and analyze revenues and operating costs separately for each segment.  Also, in light of the fact that it appears that gross profit is the profit/loss measure reported to the chief operating decision maker for the purposes of making decisions about allocating resources to the segment and assessing its performance, we believe that it would be useful to investors if you included a discussion about the nature of changes in gross profit from period to period and those costs included in the gross profit calculation.  Please revise accordingly.

Mrs. Linda Cvrkel	July 7, 2014

Response to Comment No. 1.

As explained in our 2013 Form 20-F on page 69 and in note 27 to the financial statements, we do not have and are unable to compile segment information for any period prior to January 1, 2013. We segregated our flight transportation and loyalty segments on January 1, 2013, when our subsidiary Smiles S.A. began operating the Smiles loyalty program. Concurrently with the segregation, Smiles began selling miles under the loyalty program to VRG, our wholly-owned subsidiary that operates our flight transportation segment, and VRG began selling tickets to Smiles when loyalty program clients redeemed their miles for flight tickets. Before January 1, 2013, the Smiles loyalty program was entirely operated by VRG and thus there were no sales of miles or tickets, since both activities were performed by the same entity, VRG.

We considered including in our discussion and analysis of our financial results in our 2013 Form 20-F segment information, but concluded that it would not be helpful to readers as there is no segment information for a prior period to compare it to. We do, however,  intend to include a discussion and analysis of our financial results for each segment in future filings as this information becomes available for more than just one period.

Additionally, we advise the Staff that the segment information included in Note 27 for the year ended December 31, 2013 is presented in the format of the income statements that are presented in our statutory financial statements that are filed with the Brazilian Securities and Exchange Commission, which is different from the format of the financial statements included in our 2013 Form 20-F. This is the form of financial statements that is presented to our chief operating decision maker (“CODM”). However, the CODM does not use gross profit as the profit/loss measure for purposes of making decisions about allocating resources to the segment and assessing its performance. Our CODM uses total loss (income), net for this purpose. We also advise the Staff that the gross profit presentation in Note 27 is consistent with item 103 of  IAS 1 – Presentation of Financial Statements, which refers to the second form of analysis in the Income Statement.

We advise the Staff that we will enhance the segment information disclosures to explain why this presentation is different from our income statements that are presented in our financial statements filed with our annual reports and to include a discussion and analysis of our financial results for each segment when this information becomes available for more than just one period.

SEC Comment No. 2.

2)      We note your disclosure on page 53 that the decrease in cargo and other revenue in 2013 as compared to 2012 was primarily due to the change in the fair value of the miles issued. Please explain to us the nature of the miles you refer to in this section and tell us why these amounts are considered “ancillary revenue.”

Mrs. Linda Cvrkel	July 7, 2014

Response to Comment No. 2.

Until December 31, 2012, when the Smiles Program was operated by VRG (our wholly-owned subsidiary which carries out all of our flights), we applied IFRIC 13 in determining the fair value of miles issued under the Program. We determined the fair value of miles to be recorded as deferred revenue using the weighted average price of miles under agreements with airline partners of the Smiles Program. This application is consistent with the guidance set forth in the AICPA Airline Industry Guide. Thus, we recorded any excess of the sale price above the fair value of the miles as ancillary revenue.

As from of January 1, 2013, when Smiles S.A. began to operate the frequent flyer program as a separate business, the selling prices of the miles were used as the fair value to record deferred revenue. Consequently, there is no difference between the sale price and the fair value to be recognized as ancillary revenue at the point of sale.

SEC Comment No. 3.

Notes to the Financial Statements

Note 1. General  Information, page F-13

3)      We  note  your disclosure  that on December 31, 2013  you incorporated  your  non- controlling  shareholder G.A. Smiles Participacoes S.A. in order to simplify and modernize  its corporate structure.  We  also note your disclosure  that the goodwill for  tax purposes of R$214,534 resulted in a tax  credit of R$72,942, with the counterpart registered in a special reserve  of  goodwill in equity.   Please  provide us further detail as to the nature  of this transaction and explain how you  accounted  for  it.  Also, please  tell us how you determined or calculated the amount of goodwill of R$214,534, tax credit of R$72,942, and capital reserve  for  goodwill of R$41,792.

Response to Comment No. 3.

We advise the Staff that G.A. Smiles Participações S.A. (“G.A. Smiles”) was a holding company created specifically to enter into a “reverse merger” with us. Pursuant to Brazilian tax law, the purpose of the reverse merger is to enable us to deduct the tax benefit of the tax goodwill that G.A. Smiles paid to acquire a 15.1% interest in Smiles S.A. on April 5, 2013. The tax goodwill represents the difference between the cash paid and the book value of the interest acquired. G.A. Smiles had no other assets, liabilities or operations, and was created solely for this purpose.

On December 31, 2013, G.A. Smiles was incorporated by Smiles S.A. On this date, Smiles S.A. recorded a deferred tax asset amounting to R$72.9 million, representing the tax benefit attributable to the tax goodwill recorded by G.A. Smiles. This tax benefit is recognized by Smiles S.A. in the same manner as the amortization of the goodwill would be recorded under Brazilian tax law. Under IFRS, this transaction is recognized as a capital contribution recorded in a special “goodwill reserve” in our equity of R$ 41.7 million, which corresponds to our 57.3% interest in Smiles S.A., and R$31 million corresponding to the non-controlling shareholders interest as presented on the statements of changes in equity on December 31, 2013 (see F-11).

Mrs. Linda Cvrkel	July 7, 2014

SEC Comment No. 4.

Note 2.2 Basis of Preparation, page  F-15

(i) Property, Plant and Equipment, page F-18

4)      We  note  your disclosure  that  you  capitalize costs relating  to engine  overhauls  and this practice  establishes that costs on major maintenance  (including  replacement parts and labor) should be capitalized only  when there is an extension of the estimated useful life of the engine and such  costs are  capitalized and depreciated until the next stop for  major maintenance.  You further disclose that the  expense recognized directly  in the  income statement refers to maintenance  costs of other  aircraft components or even  maintenance of engines that do not extend their useful life.  We  also note from  your disclosure  in MD&A  and elsewhere  that  you perform  certain maintenance  activities in-house  but  you outsource  other activities, such as for overhaul services to certain engines, to third parties such as Delta  TechOps  and MTU under a strategic  maintenance, repairs and operations (MRO) agreement.   Please  tell us and revise  your  disclosure  in the notes to the financial statements, to discuss how you  account  for  the maintenance  under these  MRO agreements.

Response to Comment No. 4.

Maintenance performed with regards to MRO contracts follows the same accounting policies we adopt with regard to the maintenance of engines and aircraft. Thus, there is no distinction between the accounting treatment between maintenance performed by third-parties under MRO contracts, maintenance performed internally or even maintenance performed by third-parties with which we have no such contracts. What determines the accounting treatment is the type of maintenance applied to each component, and not the entity that carries out the maintenance.

SEC Comment No. 5.

Note 16.  Intangible  Assets, page  F-43

5)      We  note from  your disclosure  in Note 2.2(j) that for  purposes of goodwill impairment testing, the cash-generating  units  are  the operating subsidiaries VRG and Smiles. Please tell us and revise Note 16  to disclose the amount of goodwill allocated to each   segment. See  paragraph 134 of  IAS 36.  Also, in light of the fact that  you began presenting  two separate  reportable segments effective  January  1,  2013, please  tell us and revise to disclose how you  allocated goodwill to each segment  upon establishing  these  two separate  segments.

Mrs. Linda Cvrkel	July 7, 2014

Response to Comment No. 5.

We advise the Staff that the goodwill was recorded as a result of the acquisition of VRG, which at the time included the operations of Smiles. As mentioned in Comment 1, we segregated the Smiles operations from VRG as of January 1, 2013. As a result of this segregation, we have changed our reporting structure, including the determination of segments, and thus, as required by item 87 of IAS 36 – Impairment of Assets, we reallocated the goodwill generated in 2007 when we acquired VRG, for impairment purposes. This reallocation was performed using a relative fair value of the Cash Generating Units as of December 31, 2012.

We advise the Staff that the amounts allocated to each segments are as follows:

•         Flight transportation: R$325.4 million; and

•         Loyalty program: R$216.7 million.

We also advise the Staff that we will revise our disclosure in the future to include the amounts allocated to each segment.

SEC Comment No. 6.

Note 18. Salaries, Wages  and Benefits, page  F-48

6)      We  note that during 2013  you recorded a charge  to the income  statement of R$51,950 for profit sharing. Please  explain to us, and revise the notes to the financial statements to disclose, the nature and terms of this profit sharing  amount.

Response to Comment No. 6.

Our profit sharing program aims to provide cash incentives to employees at various levels upon the achievement of yearly individual and corporate goals. Such incentives have as their starting point the achievement of an operating margin within a pre-established range, generally in line with our projections disclosed to the market, plus a combination of corporate and individual goals specific to each department and employee. The total amount awarded to all our employees in 2013 was R$52.0 million, which was provisioned on December 31, 2013 and paid on April 30, 2014 as provided for in our employee profit sharing program. In order to provide greater clarity in disclosure of accounting practices, we will provide these details in our accounting policies in future filings.

Mrs. Linda Cvrkel	July 7, 2014

SEC Comment No. 7.

Note 23. Provisions, page  F-50

7)      We  note  your disclosure  that the returns provision  includes the costs for  contractual conditions for the return  of  engines maintained under operating  leases,  as well as the costs to reconfigure  the aircraft without purchase  options, which is capitalized in fixed assets.  We  also note from  your disclosure  in Note 2.2(o), that engine  return provisions are  charged to the income  statement.  Please  tell us the amount of return provisions related to engines that has been expensed  on the statements of operations for the years ended December 31, 2013 and 2012.  In this regard, it appears from the cash flow statement that none of the  provision for return of aircraft was recognized as an expense in 2013 and 2012. However, based on our prior  review of the 2011 Form 20-F  we  noted that in 2011 there  was  a  charge  of R$96 million that was recognized in the statement of operations related to the provision for engine returns and R$96.7 million that was capitalized as PP&E related to a provision for aircraft reconfiguring.   If there  were  no amounts expensed  during 2013 and 2012 related to these  engine return provisions, please explain to us why  not.

Response to Comment No. 7.

For the year ended December 31, 2013 and 2012, we recorded provisions for the return of engines as expenses in the income statement amounting to R$21.1 million and R$22.1 million, respectively.

SEC Comment No. 8.

Note 27. Operating  Segments, page  F-55

8)      It appears from  your disclosure  in Note 27 that  gross profit is the profit or loss measure reported to the chief  operating  decision maker for  the purposes of making  decisions about allocating  resources to the  segment and assessing  its performance.  However, we  do not believe  that  your disclosure  clearly  discusses  the  nature  of  any  differences  between the measurement of the  reportable segments’ profits or losses and the entity’s profit or loss before  income tax  expense.   In this regard, in light of the fact that  your  consolidated income statement does not have a  gross profit subtotal, it is not clear from the disclosure in Note 27, the nature  of  the costs included in the gross profit subtotal, and how they were  determined or calculated.  Please  explain to us the nature  of these  costs included in the gross profit measure  and revise to include this disclosure.  See  guidance  in paragraph 27(b) of  IFRS 8.

Mrs. Linda Cvrkel	July 7, 2014

Response to Comment No. 8.

As mentioned in response to Comment No. 1, (i) gross profit is a metric consistent with IAS 1 and is presented in our statutory financial statements and (ii) gross profit is not the profit/loss measure used by our chief operating decision maker.

The costs included in gross profit by segment are:

Costs	Smiles loyalty Program	Flight Transportation	Elimination	Total consolidated
Salaries	-	(1,002,471)	-	(1,002,471)
Fuel and lubricants	-	(3,610,822)	-	(3,610,822)
Aircraft rent	-	(699,193)	-	(699,193)
Aircraft Insurance	-	(20,222)	-	(20,222)
Maintenance materials and repairs	-	(463,252)	2,447	(460,805)
Services	(7,969)	(377,648)	83,413	(302,204)
Tax and landing fees	-	(566,541)	-	(566,541)
Cost of products purchased	(295,358)	-	295,358	-
Depreciation and amortization	(130)	(484,349)	-	(484,479)
Other	(547)	(334,998)	5,873	(329,672)
Total	(304,004)	(7,559,496)	387,091	(7,476,409)

SEC Comment No. 9.

Note 28. Commitments, page  F-57

(b) Sales  Lease-Back Transactions, page  F-58

9)      We  note  your disclosure  that during  2013  you recorded a gain of R$116,710 resulting from 15 aircraft received  during  the  year  (6 aircraft received during  the  year  ended on December 31, 2012)  that  were  used as sale-leaseback transactions and resulted in operating  leases. You disclose that given that the gains and losses from sale-leaseback transactions will not be offset against future  lease  payments and were  negotiated at fair value, such  gain was recognized directly  in profit  or  loss.   Please  explain to us why  you believe  that the transaction was negotiated at  fair  value  and the recognition  of the entire gain during  2013 is appropriate.

Response to Comment No. 9.

We individually assess each sale-leaseback transaction based on the following assumptions: (i) book value, represented by the original amount we paid for the asset; (ii) the sale price, represented by the amount agreed upon between us and the lessor for the sale of the aircraft and; (iii) fair value, based on similar market transactions.

Mrs. Linda Cvrkel	July 7, 2014

For these transactions, the sale prices were lower than the respective fair values and, consequently, we recorded the gains on the respective transaction dates according to items 61 IAS 17 - Leases. We note that the fact that we hold aircraft orders in bulk with our suppliers creates commercial advantages, such as receiving significant discounts on the purchase price of aircraft. For this reason, our sale price under sale lease back agreements is often less than the fair value, which justifies the immediate recognition of the transaction.

We acknowledge that:

•         we are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55-11-3927-7701 or me at +55-11-2128-4000.

Sincerely,

/s/ Edmar Prado Lopes Neto
GOL Linhas Aéreas Inteligentes S.A.
By: Edmar Prado Lopes Neto
Title: Investor Relations Officer

cc: Effie Simpson and Claire Erlanger, Division of Corporation Finance
Securities and Exchange Commission
Andrew B. Jánszky
Milbank, Tweed, Hadley & McCloy LLP